1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 19, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries Consolidated Financial Statements for the Six Months Ended June 30, 2014 and 2013 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of June 30, 2014 and 2013 and the related consolidated statements of comprehensive income for the three months ended June 30, 2014 and 2013 and for the six months ended June 30, 2014 and 2013, as well as the consolidated statements of changes in equity and cash flows for the six months ended June 30, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed by the Financial Supervisory Commission of the Republic of China.

August 12, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2014 (Reviewed)		December 31, 2013 (Audited)		June 30, 2013 (Reviewed)
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$255,053,573	19	$242,695,447	19	$225,832,646	20
Financial assets at fair value through profit or loss (Note 7)	158,265	-	90,353	-	20,010	-
Available-for-sale financial assets (Note 8)	59,082,482	4	760,793	-	1,070,537	-
Held-to-maturity financial assets (Note 9)	299,230	-	1,795,949	-	700,576	-
Notes and accounts receivable, net (Note 11)	86,424,428	7	71,649,926	6	79,742,708	7
Receivables from related parties (Note 32)	462,732	-	291,708	-	597,623	-
Other receivables from related parties (Note 32)	2,875,842	-	221,576	-	2,433,325	-
Inventories (Note 12)	50,954,265	4	37,494,893	3	38,614,928	3
Other financial assets (Note 33)	957,366	-	501,785	-	710,741	-
Other current assets (Note 17)	2,931,372	-	2,984,224	-	2,739,259	-

Total current assets	459,199,555	34	358,486,654	28	352,462,353	30

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	-	-	58,721,959	5	49,581,219	4
Financial assets carried at cost (Note 13)	2,017,528	-	2,145,591	-	3,667,697	1
Investments accounted for using equity method (Note 14)	26,355,811	2	28,316,260	2	25,012,840	2
Property, plant and equipment (Note 15)	837,167,426	63	792,665,913	63	715,595,036	61
Intangible assets (Note 16)	11,433,307	1	11,490,383	1	11,142,323	1
Deferred income tax assets (Notes 4 and 27)	5,009,457	-	7,239,609	1	8,667,948	1
Refundable deposits (Note 32)	2,476,534	-	2,519,031	-	2,412,290	-
Other noncurrent assets (Note 17)	1,385,149	-	1,469,577	-	1,343,748	-

Total noncurrent assets	885,845,212	66	904,568,323	72	817,423,101	70

TOTAL	$1,345,044,767	100	$1,263,054,977	100	$1,169,885,454	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$34,705,206	3	$15,645,000	1	$31,466,400	3
Financial liabilities at fair value through profit or loss (Note 7)	19,418	-	33,750	-	136,515	-
Hedging derivative financial liabilities (Note 10)	4,282,501	-	-	-	-	-
Accounts payable	20,015,515	1	14,670,260	1	14,391,539	1
Payables to related parties (Note 32)	1,681,781	-	1,688,456	-	811,195	-
Salary and bonus payable	7,806,935	1	8,330,956	1	7,135,399	1
Accrued profit sharing to employees and bonus to directors and supervisors (Note 22)	20,100,855	1	12,738,801	1	17,366,804	1
Payables to contractors and equipment suppliers	34,657,746	3	89,810,160	7	60,883,767	5
Cash dividends payable (Note 22)	77,785,851	6	-	-	77,773,307	7
Income tax payable (Notes 4 and 27)	17,585,111	1	22,563,286	2	11,125,990	1
Provisions (Note 19)	7,709,195	1	7,603,781	1	6,289,117	1
Accrued expenses and other current liabilities (Note 21)	20,284,963	1	16,693,484	1	16,251,434	1

Total current liabilities	246,635,077	18	189,777,934	15	243,631,467	21

NONCURRENT LIABILITIES
Hedging derivative financial liabilities (Note 10)	1,277,058	-	5,481,616	-	1,813,291	-
Bonds payable (Note 20)	210,869,059	16	210,767,625	17	169,801,262	14
Long-term bank loans	40,000	-	40,000	-	-	-
Other long-term payables (Note 21)	18,000	-	36,000	-	36,000	-
Obligations under finance leases	745,391	-	776,230	-	760,186	-
Accrued pension cost (Note 4)	7,589,543	1	7,589,926	1	6,917,104	1
Others (Note 19)	910,345	-	810,561	-	689,873	-

Total noncurrent liabilities	221,449,396	17	225,501,958	18	180,017,716	15

Total liabilities	468,084,473	35	415,279,892	33	423,649,183	36

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 22)	259,293,750	19	259,286,171	21	259,283,058	22

Capital surplus (Note 22)	56,026,837	4	55,858,626	4	55,828,587	5

Retained earnings (Note 22)
Appropriated as legal capital reserve	151,250,682	11	132,436,003	11	132,436,003	11
Appropriated as special capital reserve	-	-	2,785,741	-	2,785,741	-
Unappropriated earnings	396,729,648	30	382,971,408	30	286,801,018	25

	547,980,330	41	518,193,152	41	422,022,762	36

Others (Note 22)	13,485,597	1	14,170,306	1	8,777,348	1

Equity attributable to shareholders of the parent	876,786,514	65	847,508,255	67	745,911,755	64

NONCONTROLLING INTERESTS (Note 22)	173,780	-	266,830	-	324,516	-

Total equity	876,960,294	65	847,775,085	67	746,236,271	64

TOTAL	$1,345,044,767	100	$1,263,054,977	100	$1,169,885,454	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2014		2013		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 24, 32 and 37)	$183,020,484	100	$155,886,320	100	$331,235,656	100	$288,641,316	100

COST OF REVENUE (Notes 12, 29 and 32)	91,823,190	50	79,467,520	51	169,659,283	51	151,456,246	52

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	91,197,294	50	76,418,800	49	161,576,373	49	137,185,070	48

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	(4,369)	-	3,386	-	16,648	-	6,926	-

GROSS PROFIT	91,192,925	50	76,422,186	49	161,593,021	49	137,191,996	48

OPERATING EXPENSES (Notes 29 and 32)
Research and development	13,609,070	7	11,941,871	8	25,675,692	8	22,592,856	8
General and administrative	5,407,864	3	5,685,570	3	10,063,535	3	10,381,090	4
Marketing	1,234,821	1	1,164,693	1	2,387,523	1	2,194,492	1

Total operating expenses	20,251,755	11	18,792,134	12	38,126,750	12	35,168,438	13

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 15 and 29)	(227,251)	-	(970)	-	(229,992)	-	33,533	-

INCOME FROM OPERATIONS (Note 37)	70,713,919	39	57,629,082	37	123,236,279	37	102,057,091	35

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates and joint venture	1,047,626	-	1,059,504	1	2,003,006	-	1,713,657	1
Other income	1,316,583	1	1,009,064	1	1,930,282	-	1,355,385	1
Foreign exchange gain (loss), net	(355,207)	-	640,998	-	(391,608)	-	448,084	-
Finance costs (Note 25)	(801,450)	-	(635,340)	(1)	(1,598,030)	-	(1,129,338)	-
Other gains and losses (Note 26)	2,176,649	1	313,371	-	2,220,033	1	1,319,714	-

Total non-operating income and expenses	3,384,201	2	2,387,597	1	4,163,683	1	3,707,502	2

INCOME BEFORE INCOME TAX	74,098,120	41	60,016,679	38	127,399,962	38	105,764,593	37

INCOME TAX EXPENSE (Notes 4 and 27)	14,438,263	8	8,255,176	5	19,894,327	6	14,467,547	5

NET INCOME	59,659,857	33	51,761,503	33	107,505,635	32	91,297,046	32

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 22 and 27)
Exchange differences arising on translation of foreign operations	(3,052,142)	(2)	1,172,141	1	(220,761)	-	4,075,894	1
Changes in fair value of available-for-sale financial assets	(31,156)	-	4,669,793	3	(446,601)	-	7,495,485	3
Share of other comprehensive income (loss) of associates and joint venture	(1,274)	-	(191,994)	-	(6,021)	-	(56,871)	-
Income tax benefit (expense) related to components of other comprehensive income	(14,079)	-	(29)	-	(11,123)	-	43,210	-

Other comprehensive income (loss) for the period, net of income tax	(3,098,651)	(2)	5,649,911	4	(684,506)	-	11,557,718	4

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$56,561,206	31	$57,411,414	37	$106,821,129	32	$102,854,764	36

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$59,702,284	33	$51,807,725	33	$107,573,029	32	$91,384,601	32
Noncontrolling interests	(42,427)	-	(46,222)	-	(67,394)	-	(87,555)	-

	$59,659,857	33	$51,761,503	33	$107,505,635	32	$91,297,046	32

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent	$56,604,654	31	$57,487,048	37	$106,888,320	32	$102,942,434	36
Noncontrolling interests	(43,448)	-	(75,634)	-	(67,191)	-	(87,670)	-

	$56,561,206	31	$57,411,414	37	$106,821,129	32	$102,854,764	36

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2014	2013	2014	2013
	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent	Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 28)
Basic earnings per share	$2.30	$2.00	$4.15	$3.52

Diluted earnings per share	$2.30	$2.00	$4.15	$3.52

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
								Others
	Capital Stock - Common Stock			Retained Earnings				Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available- for-sale Financial Assets	Cash Flow Hedges Reserve
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Special Capital Reserve	Unappropriated Earnings	Total				Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2014	25,928,617	$259,286,171	$55,858,626	$132,436,003	$2,785,741	$382,971,408	$518,193,152	$(7,140,362)	$21,310,781	$(113)	$14,170,306	$847,508,255	$266,830	$847,775,085

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	18,814,679	-	(18,814,679)	-	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(2,785,741)	2,785,741	-	-	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,785,851)	(77,785,851)	-	-	-	-	(77,785,851)	-	(77,785,851)

Total	-	-	-	18,814,679	(2,785,741)	(93,814,789)	(77,785,851)	-	-	-	-	(77,785,851)	-	(77,785,851)

Net income for the six months ended June 30, 2014	-	-	-	-	-	107,573,029	107,573,029	-	-	-	-	107,573,029	(67,394)	107,505,635

Other comprehensive income for the six months ended June 30, 2014, net of income tax	-	-	-	-	-	-	-	(223,663)	(461,136)	90	(684,709)	(684,709)	203	(684,506)

Total comprehensive income for the six months ended June 30, 2014	-	-	-	-	-	107,573,029	107,573,029	(223,663)	(461,136)	90	(684,709)	106,888,320	(67,191)	106,821,129

Issuance of stock from exercise of employee stock options	758	7,579	25,908	-	-	-	-	-	-	-	-	33,487	-	33,487

Disposal of investments accounted for using equity method	-	-	(2,273)	-	-	-	-	-	-	-	-	(2,273)	-	(2,273)

Adjustments to share of changes in equity of associates and joint venture	-	-	164,310	-	-	-	-	-	-	-	-	164,310	(66)	164,244

From share of changes in equities of subsidiaries	-	-	(19,734)	-	-	-	-	-	-	-	-	(19,734)	19,734	-

Decrease in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(45,527)	(45,527)

BALANCE, JUNE 30, 2014	25,929,375	$259,293,750	$56,026,837	$151,250,682	$-	$396,729,648	$547,980,330	$(7,364,025)	$20,849,645	$(23)	$13,485,597	$876,786,514	$173,780	$876,960,294

BALANCE, JANUARY 1, 2013	25,924,435	$259,244,357	$55,675,340	$115,820,123	$7,606,224	$284,985,121	$408,411,468	$(10,753,806)	$7,973,321	$-	$(2,780,485)	$720,550,680	$2,543,226	$723,093,906

Appropriations of prior year’s earnings
Legal capital reserve	-	-	-	16,615,880	-	(16,615,880)	-	-	-	-	-	-	-	-
Reversal of special capital reserve	-	-	-	-	(4,820,483)	4,820,483	-	-	-	-	-	-	-	-
Cash dividends to shareholders - NT$3.00 per share	-	-	-	-	-	(77,773,307)	(77,773,307)	-	-	-	-	(77,773,307)	-	(77,773,307)

Total	-	-	-	16,615,880	(4,820,483)	(89,568,704)	(77,773,307)	-	-	-	-	(77,773,307)	-	(77,773,307)

Net income for the six months ended June 30, 2013	-	-	-	-	-	91,384,601	91,384,601	-	-	-	-	91,384,601	(87,555)	91,297,046

Other comprehensive income for the six months ended June 30, 2013, net of income tax	-	-	-	-	-	-	-	4,017,456	7,540,377	-	11,557,833	11,557,833	(115)	11,557,718

Total comprehensive income for the six months ended June 30, 2013	-	-	-	-	-	91,384,601	91,384,601	4,017,456	7,540,377	-	11,557,833	102,942,434	(87,670)	102,854,764

Issuance of stock from exercise of employee stock options	3,870	38,701	71,474	-	-	-	-	-	-	-	-	110,175	-	110,175

Stock option compensation cost of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	5,312	5,312

Adjustments to share of changes in equity of associates and joint venture	-	-	14,845	-	-	-	-	-	-	-	-	14,845	-	14,845

Adjustments arising from changes in percentage of ownership in subsidiaries	-	-	66,928	-	-	-	-	-	-	-	-	66,928	(66,928)	-

Increase in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	203,729	203,729

Effect of deconsolidation of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(2,273,153)	(2,273,153)

BALANCE, JUNE 30, 2013	25,928,305	$259,283,058	$55,828,587	$132,436,003	$2,785,741	$286,801,018	$422,022,762	$(6,736,350)	$15,513,698	$-	$8,777,348	$745,911,755	$324,516	$746,236,271

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$127,399,962	$105,764,593
Adjustments for:
Depreciation expense	86,338,443	73,519,241
Amortization expense	1,263,048	1,071,590
Stock option compensation cost of subsidiary	-	5,312
Finance costs	1,598,030	1,129,338
Share of profits of associates and joint venture	(2,003,006)	(1,713,657)
Interest income	(1,292,325)	(852,693)
Gain on disposal of property, plant and equipment and intangible assets, net	(15,325)	(29,365)
Impairment loss of property, plant and equipment	239,864	-
Impairment loss of financial assets	-	45,716
Gain on disposal of available-for-sale financial assets, net	(134,020)	(990,713)
Gain on disposal of financial assets carried at cost, net	(52,694)	(4,573)
Loss (gain) on disposal of investments accounted for using equity method	(2,028,643)	731
Gain on deconsolidation of subsidiary	-	(293,578)
Realized gross profit on sales to associates	(16,648)	(6,926)
Loss on foreign exchange, net	1,646,248	446,110
Dividend income	(637,957)	(502,692)
Income from receipt of equity securities in settlement of trade receivables	(1,211)	(9,590)
Loss from hedging instruments	589,243	1,937,366
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(78,109)	(1,657,824)
Changes in operating assets and liabilities:
Derivative financial instruments	(82,244)	140,919
Notes and accounts receivable, net	(14,774,504)	(22,223,842)
Receivables from related parties	(171,024)	(510,193)
Other receivables from related parties	13,258	(19,275)
Inventories	(13,459,372)	(997,563)
Other financial assets	(389,931)	(64,259)
Other current assets	70,323	(90,235)
Accounts payable	5,331,172	281,081
Payables to related parties	(6,675)	(27,167)
Salary and bonus payable	(524,021)	(311,632)
Accrued profit sharing to employees and bonus to directors and supervisors	7,362,054	6,180,213
Accrued expenses and other current liabilities	2,915,319	2,647,510
Provisions	113,564	280,544
Accrued pension cost	(383)	(1,194)

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2014	2013

Cash generated from operations	$199,212,436	$163,143,293
Income taxes paid	(22,602,632)	(14,334,965)

Net cash generated by operating activities	176,609,804	148,808,328

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(91,592)	(10,102)
Financial assets carried at cost	(3,773)	(16,616)
Held-to-maturity financial assets	(1,396,723)	-
Property, plant and equipment	(188,233,322)	(158,818,884)
Intangible assets	(1,204,154)	(1,477,481)
Other assets	-	(30,721)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	473,520	2,032,100
Held-to-maturity financial assets	2,900,000	4,445,850
Financial assets carried at cost	62,445	11,696
Investments accounted for using equity method	3,471,883	-
Property, plant and equipment	114,987	111,008
Cash refund from other long-term receivables	161,900	-
Costs from entering into hedging transactions	(520,856)	(143,982)
Interest received	1,248,110	689,878
Other dividends received	629,843	493,557
Refundable deposits paid	(25,460)	(23,124)
Refundable deposits refunded	59,041	52,333
Net cash outflow from deconsolidation of subsidiary (Note 30)	-	(979,910)

Net cash used in investing activities	(182,354,151)	(153,664,398)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	19,220,278	(4,087,493)
Proceeds from issuance of bonds	-	89,644,821
Increase in long-term bank loans	-	650,000
Repayment of long-term bank loans	-	(62,500)
Interest paid	(889,467)	(374,202)
Guarantee deposits received	10,374	12,114
Guarantee deposits refunded	(3,742)	(53,881)
Decrease in obligations under finance leases	(28,426)	(27,796)
Proceeds from exercise of employee stock options	33,487	110,175
Increase (decrease) in noncontrolling interests	(45,527)	217,860

Net cash generated by financing activities	18,296,977	86,029,098

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Six Months Ended June 30
	2014	2013

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(194,504)	$1,249,030

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,358,126	82,422,058

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	242,695,447	143,410,588

CASH AND CASH EQUIVALENTS, END OF PERIOD	$255,053,573	$225,832,646

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED June 30, 2014 and 2013

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities and operating segments information of TSMC and its subsidiaries (collectively as the “Company”) are described in Notes 4 and 37.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on August 12, 2014.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

As of the date that the accompanying consolidated financial statements were issued, the Company has not applied the following International Financial Reporting Standards, International Accounting Standards (IASs), Interpretations of International Financial Reporting Standards (IFRIC), and Interpretations of IAS (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”).

a.	The 2013 IFRSs version in issue but not yet effective

On April 3, 2014, according to Rule No. 1030010325 issued by the Financial Supervisory Commission (FSC), the following 2013 IFRSs version endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Amendments to IFRSs Improvements to IFRSs 2009 - Amendment to IAS 39	January 1, 2009 or January 1, 2010
Amendment to IAS 39 Embedded Derivatives	Effective in fiscal year ended on or after June 30, 2009

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011
Annual Improvements to IFRSs 2009 - 2011 Cycle	January 1, 2013
Amendments to IFRS 1 Limited Exemption from Comparative IFRS 7 Disclosures for First - time Adopters	July 1, 2010
Amendment to IFRS 7 Disclosures - offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7 Disclosures - Transfers of Financial Assets	July 1, 2011
IFRS 10 Consolidated Financial Statements	January 1, 2013
IFRS 11 Joint Arrangements	January 1, 2013
IFRS 12 Disclosure of Interests in Other Entities	January 1, 2013
Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated financial Statements, Joint Arrangements, and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities	January 1, 2014
IFRS 13 Fair Value Measurement	January 1, 2013
Amendment to IAS 1 Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12 Deferred Tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19 Employee Benefits	January 1, 2013
Amendment to IAS 27 Separate Financial Statements	January 1, 2013
Amendment to IAS 28 Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities	January 1, 2014

(Concluded)

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following items, the Company believes that the adoption of aforementioned 2013 Taiwan-IFRSs version will not have a significant effect on the Company’s consolidated financial statements.

1)	IFRS 12, “Disclosure of Interests in Other Entities”

IFRS 12 is a standard that requires a broader disclosure in an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated entities. The objective of IFRS 12 is to specify the disclosure information provided by the entity that enables the users of financial statements in evaluating the nature of, and risks associated with, its interests in other entities and the effects of those interests on the entity’s financial assets and liabilities, as well as the involvement of the owners of noncontrolling interests towards the entity. The Company expects the application of IFRS 12 will result in more extensive disclosures of interests in other entities in the financial statements.

2)	IFRS 13, “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The measurement requirements of IFRS 13 shall be applied prospectively starting 2015.

3)	Amendments to IAS 1, “Presentation of Items of Other Comprehensive Income”

According to the amendments to IAS 1, the items of other comprehensive income will be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. In addition, income tax on items of other comprehensive income is also required to be allocated on the same basis. The aforementioned allocation basis will not be strictly enforced prior to the adoption of amendments.

Starting 2015, the Company will adopt the aforementioned amendments to prepare the consolidated statements of comprehensive income. The items that will not be reclassified subsequently to profit or loss are expected to include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and joint venture as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss are expected to include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and joint venture as well as the related income tax on items of other comprehensive income (except for the share of actuarial gains or losses from defined benefit plans).

4)	Amendments to IAS 19, “Employee Benefits”

The amendments to IAS 19 require the Company to calculate a “net interest” amount by applying the discount rate to the net defined benefit liability or asset to replace the interest cost and expected return on planned assets used in current IAS 19. In addition, the amendments eliminate the accounting treatment of either corridor approach or the immediate recognition of actuarial gains and losses to profit or loss when it incurs, and instead, required to recognize all actuarial gains and losses immediately through other comprehensive income. The past service cost, on the other hand, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the amendments also require a broader disclosure in defined benefit plans.

According to the retrospective application of aforementioned amendments, as of June 30, 2014 and January 1, 2014, the primary impacts on the Company include the adjustment in accrued pension cost for a decrease of NT$779,136 thousand and NT$788,263 thousand, respectively, and the adjustment in retained earnings for an increase of NT$691,572 thousand and NT$698,762 thousand, respectively.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were issued, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Annual Improvements to IFRSs 2010 - 2012 Cycle	July 1, 2014 or transactions on or after July 1, 2014
Annual Improvements to IFRSs 2011 - 2013 Cycle	July 1, 2014
IFRS 9 Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7 Mandatory Effective Date of IFRS 9 and Transition Disclosure	January 1, 2018
Amendment to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2017

(Continued)

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note)

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendment to IAS 19 Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 36: Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendment to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

(Concluded)

Note:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.

Except for the following, the initial application of the above new standards and interpretations has not had any material impact on the Company’s accounting policies:

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)

If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss should be recognized in profit and loss.

b)

If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main change in IFRS 9 is the increase of the eligibility of hedge accounting. It allows reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. A fundamental difference to IAS 39 is that IFRS 9 (a) increases the scope of hedged items eligible for hedge accounting. For example, the risk components of non-financial items may be designated as hedging accounting; (b) revises a new way to account for the gain or loss recognition arising from hedging derivative financial instruments, which results in a less volatility in profit or loss; and (c) is necessary for there to be an economic relationship between the hedged item and hedging instrument instead of performing the retrospective hedge effectiveness testing.

2)	IFRS 15, “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

—	Identify the contract with the customer;
—	Identify the performance obligations in the contract;
—	Determine the transaction price;
—	Allocate the transaction price to the performance obligations in the contracts; and
—	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	Amendments to IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets”

The amendments to IAS 36 clarify that the Company is only required to disclose the recoverable amount in the period of impairment accrual or reversal. Moreover, if the recoverable amount of impaired assets is based on fair value less costs of disposal, the Company should also disclose the discount rate used. The Company expects the aforementioned amendments will result in a broader disclosure of recoverable amount for non-financial assets.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were reported for issue, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2013.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under Taiwan-IFRSs.

Basis of Consolidation

The basis for the consolidated financial statements

The basis for the consolidated financial statements applied in these consolidated financial statements is consistent with those applied in the consolidated financial statements for the year ended December 31, 2013.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2014	December 31, 2013	June 30, 2013	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Japan Limited (TSMC Japan)	Marketing activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Korea Limited (TSMC Korea)	Customer service and technical supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Marketing and engineering supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	Shanghai, China	100%	100%	100%	-
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	50%	50%	b)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	-
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	99.5%	99.5%	99.5%	a)

	TSMC Solid State Lighting Ltd. (TSMC SSL)	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	Hsin-Chu, Taiwan	92%	92%	92%	TSMC and TSMC GN aggregately have a controlling interest of 94% in TSMC SSL.
	TSMC Solar Ltd. (TSMC Solar)	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	Tai-Chung, Taiwan	99%	99%	99%	TSMC and TSMC GN aggregately have a controlling interest of 99% in TSMC Solar.
	TSMC Guang Neng Investment, Ltd. (TSMC GN)	Investment activities	Taipei, Taiwan	100%	100%	100%	a)
TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investment activities	Delaware, U.S.A.	100%	100%	100%	-

(Continued)

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	June 30, 2014	December 31, 2013	June 30, 2013	Note

TSMC Partners	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	Taipei, Taiwan	58%	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	100%	a)
TSMC SSL	TSMC Lighting North America, Inc. (TSMC Lighting NA)	Selling and marketing of solid state lighting related products	Delaware, U.S.A.	100%	100%	100%	a), c)
TSMC Solar	TSMC Solar North America, Inc. (TSMC Solar NA)	Selling and marketing of solar related products	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Solar Europe B.V. (TSMC Solar Europe)	Investing in solar related business	Amsterdam, the Netherlands	100%	100%	100%	a), d)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	-	49%	49%	b)
TSMC Solar Europe	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	a), d)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.

Note b:

According to the agreement among TSMC, TSMC Solar and VTAF III, each of the investment held by VTAF III is separately owned by TSMC and TSMC Solar. As the investment owned by VTAF III, which is indirectly owned by TSMC Solar, has entered into liquidation process due to bankruptcy and the bankruptcy trustee confirmed that no residual assets could be reimbursed to the shareholders, in the second quarter of 2014, TSMC Solar’s percentage of ownership over VTAF III has decreased to nil. Consequently, TSMC’s percentage of ownership over VTAF III has been adjusted to 98%.

Note c:

To simplify overseas investment structure, in the second quarter of 2014, the Board of Directors of TSMC SSL approved to file for the liquidation of TSMC Lighting NA. The liquidation procedure is expected to be processed in the third quarter of 2014.

Note d:

To simplify overseas investments structure, in the second quarter of 2014, the Board of Directors of TSMC Solar approved to file for the liquidation of TSMC Solar Europe. After the liquidation, TSMC Solar Europe GmbH, the 100% owned subsidiary of TSMC Solar Europe, will be held directly by TSMC Solar. The liquidation procedure is expected to be processed in third quarter of 2014.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2013.

6.	CASH AND CASH EQUIVALENTS

	June 30, 2014	December 31, 2013	June 30, 2013

Cash and deposits in banks	$243,638,487	$238,014,580	$223,809,009
Commercial paper	5,036,633	-	-
Repurchase agreements collateralized by corporate bonds	3,613,365	1,809,344	1,635,358
Repurchase agreements collateralized by short-term commercial paper	1,708,393	2,395,644	199,899
Repurchase agreements collateralized by government bonds	1,056,695	475,879	188,380

	$255,053,573	$242,695,447	$225,832,646

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and which were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30, 2014	December 31, 2013	June 30, 2013
Derivative financial assets
Cross currency swap contracts	$94,358	$-	$2,758
Forward exchange contracts	63,907	90,353	17,252

	$158,265	$90,353	$20,010

Derivative financial liabilities
Cross currency swap contracts	$10,751	$4,177	$1,331
Forward exchange contracts	8,667	29,573	135,184

	$19,418	$33,750	$136,515

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

	Maturity Date	Contract Amount (In Thousands)
June 30, 2014

Sell EUR/Buy US$	July 2014	EUR2,130/ US$2,900
Sell NT$/Buy JPY	July 2014	NT$190,637/JPY650,000
Sell NT$/Buy US$	July 2014	NT$1,291,583/ US$43,100
Sell US$/Buy EUR	July 2014	US$81,794/EUR60,000
Sell US$/Buy JPY	July 2014	US$407,388/JPY41,429,419
Sell US$/Buy NT$	July 2014	US$60,000/NT$1,801,440
Sell US$/Buy RMB	July 2014 to August 2014	US$132,000/RMB823,267

(Continued)

	Maturity Date	Contract Amount (In Thousands)

December 31, 2013

Sell NT$/Buy EUR	January 2014	NT$4,514,314/EUR110,000
Sell NT$/Buy US$	January 2014	NT$683,749/US$22,800
Sell US$/Buy EUR	January 2014	US$340,134/EUR248,000
Sell US$/Buy JPY	January 2014	US$341,023/JPY35,754,801
Sell US$/Buy RMB	January 2014 to February 2014	US$138,000/RMB841,492

June 30, 2013

Sell NT$/Buy US$	July 2013	NT$534,830/US$17,800
Sell US$/Buy EUR	July 2013	US$386,201/EUR296,000
Sell US$/Buy JPY	July 2013	US$308,877/JPY30,237,970
Sell US$/Buy NT$	July 2013	US$75,000/NT$2,252,825
Sell US$/Buy RMB	July 2013 to August 2013	US$99,000/RMB610,816

(Concluded)

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

June 30, 2014

July 2014	NT$2,461,848/US$82,080	-	0.20%-0.48%
July 2014 to August 2014	US$870,000/NT$26,093,255	0.25%-1.92%	-

December 31, 2013

January 2014	NT$1,639,215/US$55,080	-	1.03%-2.00%

June 30, 2013

July 2013	NT$1,200,176/US$40,080	-	0.24%-0.35%

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30, 2014	December 31, 2013	June 30, 2013

Publicly traded stocks	$59,082,115	$59,481,569	$50,643,339
Money market funds	367	1,183	8,417

	$59,082,482	$59,482,752	$50,651,756

Current portion	$59,082,482	$760,793	$1,070,537
Noncurrent portion	-	58,721,959	49,581,219

	$59,082,482	$59,482,752	$50,651,756

In the second quarter of 2014, the Company reclassified some publicly traded stocks from non-current asset to current asset since the lock-up period will end within a year.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30, 2014	December 31, 2013	June 30, 2013
Current portion

Commercial paper	$299,230	$1,795,949	$-
Corporate bonds	-	-	700,576

	$299,230	$1,795,949	$700,576

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2014	December 31, 2013	June 30, 2013

Financial liabilities- current

Fair value hedges
Stock forward contracts	$4,282,501	$-	$-

Financial liabilities- noncurrent

Fair value hedges
Stock forward contracts	$1,277,058	$5,481,616	$1,813,291

The Company’s investments in publicly traded stocks are exposed to the risk of market price fluctuations. Accordingly, the Company entered into stock forward contracts to sell shares at a contracted price determined by specific percentage of the spot price on the trade date in a specific future period in order to hedge the fair value risk caused by changes in equity prices.

The outstanding stock forward contracts consisted of the following:

	June 30, 2014	December 31, 2013	June 30, 2013

Contract amount (US$ in thousands)	$ 52,874,969	$ 37,431,626	$ 14,753,429
	(US$1,771,000)	( US$1,256,095)	(US$492,306)

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	June 30, 2014	December 31, 2013	June 30, 2013

Notes and accounts receivable	$86,911,018	$72,136,514	$80,229,317
Allowance for doubtful receivables	(486,590)	(486,588)	(486,609)

Notes and accounts receivable, net	$86,424,428	$71,649,926	$79,742,708

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable.

Aging analysis of notes and accounts receivable, net

	June 30, 2014	December 31, 2013	June 30, 2013

Neither past due nor impaired	$78,140,966	$64,112,564	$71,025,800
Past due but not impaired
Past due within 30 days	8,283,462	7,537,362	8,716,908

	$86,424,428	$71,649,926	$79,742,708

Movements of the allowance for doubtful receivables
	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2014	$8,058	$478,530	$486,588
Provision	17,220	4,495	21,715
Reversal	-	(21,715)	(21,715)
Effect of exchange rate changes	-	2	2

Balance at June 30, 2014	$25,278	$461,312	$486,590

Balance at January 1, 2013	$ 137,336	$342,876	$480,212
Provision	-	117,018	117,018
Reversal	(107,433)	(121)	(107,554)
Effect of deconsolidation of subsidiary	(3,157)	-	(3,157)
Effect of exchange rate changes	1,660	(1,570)	90

Balance at June 30, 2013	$28,406	$458,203	$486,609

Aging analysis of accounts receivable that is individually determined as impaired
	June 30, 2014	December 31, 2013	June 30, 2013

Not past due	$-	$38	$30,724
Past due 1-30 days	17,326	276	3,780
Past due 31-60 days	334	80	-
Past due 61-120 days	-	158	-
Past due over 121 days	7,618	7,824	-

	$25,278	$8,376	$34,504

The Company held bank guarantees and other credit enhancements as collateral for certain impaired accounts receivables. As of June 30, 2014, December 31, 2013 and June 30, 2013, the amount of the bank guarantee and other credit enhancements were nil, NT$318 thousand (US$11 thousand) and NT$6,098 thousand (US$203 thousand), respectively.

12.	INVENTORIES

	June 30, 2014	December 31, 2013	June 30, 2013

Finished goods	$5,379,673	$7,245,209	$4,603,940
Work in process	40,510,250	26,033,625	28,701,406
Raw materials	3,152,079	2,435,269	3,474,178
Supplies and spare parts	1,912,263	1,780,790	1,835,404

	$50,954,265	$37,494,893	$38,614,928

Write-down of inventories to net realizable value was included in the cost of revenue, which was as follows:

	Three Months Ended June 30		Six Months Ended June 30

	2014	2013	2014	2013

Inventory losses	$933,574	$332,110	$1,523,608	$237,169

13.	FINANCIAL ASSETS CARRIED AT COST

	June 30, 2014	December 31, 2013	June 30, 2013

Non-publicly traded stocks	$1,736,734	$1,865,078	$3,372,556
Mutual funds	280,794	280,513	295,141

	$2,017,528	$2,145,591	$3,667,697

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments accounted for using the equity method consisted of the following:

	June 30, 2014	December 31, 2013	June 30, 2013

Associates	$22,785,296	$24,823,807	$21,706,316
Jointly controlled entities	3,570,515	3,492,453	3,306,524

	$26,355,811	$28,316,260	$25,012,840

a.	Investments in associates

Associates consisted of the following:

		Place of Incorporation and Operation	Carrying Amount			% of Ownership and Voting Rights Held by the Company

Name of Associate	Principal Activities		June 30, 2014	December 31, 2013	June 30, 2013	June 30, 2014	December 31, 2013	June 30, 2013

Vanguard International Semiconductor Corporation (VIS)	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	Hsinchu, Taiwan	$ 9,205,352	$ 10,556,348	$ 9,619,243	33%	39%	39%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Fabrication and supply of integrated circuits	Singapore	6,940,820	7,457,733	6,441,982	39%	39%	39%
Motech Industries, Inc. (Motech)	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	New Taipei, Taiwan	3,741,837	3,887,462	2,714,439	20%	20%	20%
Xintec Inc. (Xintec)	Wafer level chip size packaging service	Taoyuan, Taiwan	1,875,195	1,866,123	1,816,848	40%	40%	40%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,022,092	1,056,141	1,113,804	35%	35%	35%
Mcube Inc. (Mcube)	Research, development, and sale of micro- semiconductor device	Delaware, U.S.A.	-	-	-	-	-	25%

			$ 22,785,296	$ 24,823,807	$ 21,706,316

In the second quarter of 2014, the Company sold 82,000 thousand common shares of VIS and recognized a disposal gain of NT$2,028,643 thousand. After the sale, the Company owned approximately 33.7% of the equity interest in VIS.

In the fourth quarter of 2012, the Company recognized an impairment loss in the amount of NT$1,186,674 thousand, due to the lower estimated recoverable amount compared with the carrying amount of its investments in stocks traded on the Taiwan GreTai Securities Market. Subsequently, as the recoverable amount of the aforementioned investments was higher than its carrying amount, the impairment loss of NT$1,186,674 thousand recognized in prior year was reversed in the fourth quarter of 2013.

Since TSMC did not participate in Mcube’s issuance of new shares in the third quarter of 2013, the Company’s percentage of ownership in Mcube decreased to 18%. As a result, the Company evaluated and concluded that the Company no longer exercises significant influence over Mcube. Therefore Mcube is no longer accounted for using the equity method. Further, such investment was reclassified to financial assets carried at cost. The Company also measured the fair value of retained interest in Mcube when the significant influence was lost, which has no difference with the carrying amount; accordingly, the Company did not recognize any gain or loss.

TSMC no longer has power to govern the financial and operating policies of Xintec starting June 2013 due to the loss of power to cast the majority of votes at meetings of the Board of Directors. As a result, Xintec is no longer consolidated and is accounted for using the equity method. Please refer to Note 30.

b.	Investments in jointly controlled entities

Jointly controlled entities consisted of the following:

		Place of Incorporation and Operation	Carrying Amount			% of Ownership and Voting Rights Held by the Company

Name of Jointly Controlled Entity	Principal Activities		June 30, 2014	December 31, 2013	June 30, 2013	June 30, 2014	December 31, 2013	June 30, 2013

VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	$ 3,570,515	$ 3,492,453	$ 3,306,524	49%	49%	49%

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2014	$3,986,909	$229,182,736	$1,413,919,794	$22,062,032	$804,430	$272,173,793	$1,942,129,694
Additions	-	21,992,818	243,696,287	4,269,496	-	(138,669,929)	131,288,672
Disposals or retirements	-	-	(739,238)	(426,337)	-	-	(1,165,575)
Reclassification	-	(1,996)	1,996	-	-	-	-
Effect of exchange rate changes	1,457	(224,902)	(395,235)	(8,766)	(12,782)	(2,013)	(642,241)

Balance at June 30, 2014	$3,988,366	$250,948,656	$1,656,483,604	$25,896,425	$791,648	$133,501,851	$2,071,610,550

Accumulated depreciation and impairment

Balance at January 1, 2014	$404,192	$125,234,166	$1,009,213,689	$14,225,771	$385,963	$-	$1,149,463,781
Additions	13,767	7,328,768	77,587,232	1,387,716	20,960	-	86,338,443
Disposals or retirements	-	-	(680,321)	(426,259)	-	-	(1,106,580)
Impairment	-	-	239,864	-	-	-	239,864
Reclassification	-	(532)	532	-	-	-	-
Effect of exchange rate changes	610	(135,642)	(343,389)	(7,518)	(6,445)	-	(492,384)

Balance at June 30, 2014	$418,569	$132,426,760	$1,086,017,607	$15,179,710	$400,478	$-	$1,234,443,124

Carrying amounts at January 1, 2014	$3,582,717	$103,948,570	$404,706,105	$7,836,261	$418,467	$272,173,793	$792,665,913

Carrying amounts at June 30, 2014	$3,569,797	$118,521,896	$570,465,997	$10,716,715	$391,170	$133,501,851	$837,167,426

Cost

Balance at January 1, 2013	$1,527,124	$197,411,851	$1,279,893,177	$20,067,943	$766,732	$119,063,976	$1,618,730,803
Additions	3,212,000	23,769,868	86,321,847	2,151,385	-	60,904,636	176,359,736
Disposals or retirements	-	-	(1,652,721)	(364,434)	-	-	(2,017,155)
Reclassification	-	3,797	-	-	-	-	3,797
Effect of deconsolidation of subsidiary	(772,029)	(986,205)	(5,630,854)	(1,055,809)	-	(1,632,860)	(10,077,757)
Effect of exchange rate changes	24,183	797,936	2,409,161	50,718	31,207	7,890	3,321,095

Balance at June 30, 2013	$3,991,278	$220,997,247	$1,361,340,610	$20,849,803	$797,939	$178,343,642	$1,786,320,519

Accumulated depreciation and impairment

Balance at January 1, 2013	$367,369	$111,801,731	$875,510,879	$13,160,567	$328,069	$-	$1,001,168,615
Additions	13,518	6,168,796	66,150,063	1,166,369	20,495	-	73,519,241
Disposals or retirements	-	-	(1,572,265)	(364,197)	-	-	(1,936,462)
Effect of deconsolidation of subsidiary	-	(226,908)	(3,656,326)	(599,483)	-	-	(4,482,717)
Effect of exchange rate changes	11,915	439,710	1,951,384	40,219	13,578	-	2,456,806

Balance at June 30, 2013	$392,802	$118,183,329	$938,383,735	$13,403,475	$362,142	$-	$1,070,725,483

Carrying amounts at June 30, 2013	$3,598,476	$102,813,918	$422,956,875	$7,446,328	$435,797	$178,343,642	$715,595,036

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the second quarter of 2014, the Company recognized impairment losses of NT$239,864 thousand under other operating segments since the carrying amount of some of machinery and equipment is expected to be unrecoverable. Such impairment losses were included in other operating income and expenses for the six months ended June 30, 2014.

There was no capitalization of borrowing costs for the six months ended June 30, 2014 and 2013.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2014	$5,627,517	$4,444,828	$17,086,805	$3,729,396	$30,888,546
Additions	-	501,134	74,638	624,465	1,200,237
Retirements	-	-	(23,315)	-	(23,315)
Effect of exchange rate changes	7,629	-	(2,070)	(2,153)	3,406

Balance at June 30, 2014	$5,635,146	$4,945,962	$17,136,058	$4,351,708	$32,068,874

Accumulated amortization

Balance at January 1, 2014	$-	$3,341,667	$13,439,135	$2,617,361	$19,398,163
Additions	-	207,843	731,718	323,487	1,263,048
Retirements	-	-	(23,315)	-	(23,315)
Effect of exchange rate changes	-	-	(1,922)	(407)	(2,329)

Balance at June 30, 2014	$-	$3,549,510	$14,145,616	$2,940,441	$20,635,567

Carrying amounts at January 1, 2014	$5,627,517	$1,103,161	$3,647,670	$1,112,035	$11,490,383

Carrying amounts at June 30, 2014	$5,635,146	$1,396,452	$2,990,442	$1,411,267	$11,433,307

Cost

Balance at January 1, 2013	$5,523,707	$4,590,548	$15,095,421	$3,094,664	$28,304,340
Additions	-	-	1,029,276	204,019	1,233,295
Retirements	-	-	(16,573)	(23,549)	(40,122)
Reclassification	-	(29,565)	(3,797)	-	(33,362)
Effect of deconsolidation of subsidiary	-	(113,340)	(25,335)	(42,089)	(180,764)
Effect of exchange rate changes	126,697	(1,281)	4,628	4,642	134,686

Balance at June 30, 2013	$5,650,404	$4,446,362	$16,083,620	$3,237,687	$29,418,073

Accumulated amortization

Balance at January 1, 2013	$-	$3,128,655	$12,126,479	$2,089,637	$17,344,771
Additions	-	140,160	646,735	284,695	1,071,590
Retirements	-	-	(16,301)	(23,549)	(39,850)
Effect of deconsolidation of subsidiary	-	(66,587)	(12,661)	(25,195)	(104,443)
Effect of exchange rate changes	-	(1,281)	4,189	774	3,682

Balance at June 30, 2013	$-	$3,200,947	$12,748,441	$2,326,362	$18,275,750

Carrying amounts at June 30, 2013	$5,650,404	$1,245,415	$3,335,179	$911,325	$11,142,323

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.50% and 9.00% in its test of impairment as of December 31, 2013 and 2012, respectively, to reflect the relevant specific risk in the cash-generating unit.

For the six months ended June 30, 2014 and 2013, the Company did not recognize any impairment loss on goodwill.

17.	OTHER ASSETS

	June 30, 2014	December 31, 2013	June 30, 2013

Tax receivable	$1,835,877	$1,781,376	$1,411,504
Prepaid expenses	1,120,915	1,081,957	1,340,388
Long-term receivable	652,000	820,000	781,600
Others	707,729	770,468	549,515

	$4,316,521	$4,453,801	$4,083,007

Current portion	$2,931,372	$2,984,224	$2,739,259
Noncurrent portion	1,385,149	1,469,577	1,343,748

	$4,316,521	$4,453,801	$4,083,007

18.	SHORT-TERM LOANS

	June 30, 2014	December 31, 2013	June 30, 2013

Unsecured loans
Amount	$34,705,206	$15,645,000	$31,466,400

Original loan content
US$ (in thousands)	$1,101,000	$525,000	$1,050,000
EUR (in thousands)	45,000	-	-
Annual interest rate	0.38%-0.51%	0.38%-0.42%	0.39%-0.42%
Maturity date	Due by August 2014	Due in January 2014	Due in July 2013

19.	PROVISIONS

	June 30, 2014	December 31, 2013	June 30, 2013

Sales returns and allowances	$7,709,195	$7,603,781	$6,289,117
Warranties	14,741	10,452	6,623

	$7,723,936	$7,614,233	$6,295,740

Current portion	$7,709,195	$7,603,781	$6,289,117
Noncurrent portion (classified under other noncurrent liabilities)	14,741	10,452	6,623

	$7,723,936	$7,614,233	$6,295,740

	Sales Returns and Allowances	Warranties	Total

Six months ended June 30, 2014

Balance, beginning of period	$7,603,781	$10,452	$7,614,233
Provision	3,504,209	5,549	3,509,758
Payment	(3,395,000)	(1,194)	(3,396,194)
Effect of exchange rate changes	(3,795)	(66)	(3,861)

Balance, end of period	$7,709,195	$14,741	$7,723,936

Six months ended June 30, 2013

Balance, beginning of period	$6,038,003	$4,891	$6,042,894
Provision	2,421,262	1,678	2,422,940
Payment	(2,142,396)	-	(2,142,396)
Effect of deconsolidation of subsidiary	(37,748)	-	(37,748)
Effect of exchange rate changes	9,996	54	10,050

Balance, end of period	$6,289,117	$6,623	$6,295,740

Provisions for sales returns and allowances are estimated based on historical experience, management judgment, and any known factors that would significantly affect the returns and allowances, and are recognized as a reduction of revenue in the same period of the related product sales.

The provision for warranties represents the present value of the Company’s best estimate of the future outflow of the economic benefits that will be required under the Company’s obligations for warranties. The estimate has been made on the basis of historical warranty trends of business and may vary as a result of new materials, altered manufacturing processes or other events affecting product quality.

20.	BONDS PAYABLE

	June 30, 2014	December 31, 2013	June 30, 2013

Noncurrent portion

Domestic unsecured bonds	$166,200,000	$166,200,000	$125,000,000
Overseas unsecured bonds	44,784,000	44,700,000	44,952,000

	210,984,000	210,900,000	169,952,000
Less: Discounts on bonds payable	(114,941)	(132,375)	(150,738)

	$210,869,059	$210,767,625	$169,801,262

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	OTHER LONG-TERM PAYABLES

	June 30, 2014	December 31, 2013	June 30, 2013

Payables for software and system design costs	$54,000	$54,000	$54,000
Payables for acquisition of property, plant and equipment	-	-	859,102

	$54,000	$54,000	$913,102

Current portion (classified under accrued expenses and other current liabilities)	$36,000	$18,000	$877,102
Noncurrent portion	18,000	36,000	36,000

	$54,000	$54,000	$913,102

TSMC entered into an agreement with a counterparty in 2003 whereby TSMC China purchased in 2004 certain property, plant and equipment. The obligations under the aforementioned agreement were fully paid in July 2013.

22.	EQUITY

a.	Capital stock

	June 30, 2014	December 31, 2013	June 30, 2013

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,929,375	25,928,617	25,928,305

Issued capital	$259,293,750	$259,286,171	$259,283,058

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of June 30, 2014, 1,077,411 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,387,057 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	June 30, 2014	December 31, 2013	June 30, 2013

Additional paid-in capital	$24,043,271	$24,017,363	$24,006,081
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847

(Continued)

	June 30, 2014	December 31, 2013	June 30, 2013

From differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries	$-	$100,827	$107,661
From share of changes in equities of subsidiaries	81,093	-	-
From share of changes in equities of associates and joint venture	205,061	43,024	17,433
Donations	55	55	55

	$56,026,837	$55,858,626	$55,828,587

(Concluded)

Under the Company Law, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds, the surplus from treasury stock transactions and the differences between equity purchase price and carrying amount arising from actual acquisition or disposal of subsidiaries) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries may be used to offset a deficit.

c.	Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)

Bonus to directors and profit sharing to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue profit sharing to employees in stock of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

4)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

TSMC accrued profit sharing to employees based on certain percentage of net income during the period, which amounted to NT$3,992,231 thousand and NT$3,483,909 thousand for the three months ended June 30, 2014 and 2013, respectively; and NT$7,192,947 thousand and NT$6,144,391 thousand for the six months ended June 30, 2014 and 2013, respectively. Bonuses to directors were expensed based on estimated amount of payment. If the actual amounts subsequently approved by the shareholders differ from the estimated amounts, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If profit sharing approved for distribution to employees is in the form of common shares, the number of shares is determined by dividing the amount of profit sharing by the closing price (after considering the effect of dividends) of the shares on the day preceding the shareholders’ meeting.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2013 and 2012 earnings have been approved by TSMC’s shareholders in its meeting held on June 24, 2014 and on June 11, 2013, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2013	For Fiscal Year 2012	For Fiscal Year 2013	For Fiscal Year 2012

Legal capital reserve	$18,814,679	$16,615,880
Special capital reserve	(2,785,741)	(4,820,483)
Cash dividends to shareholders	77,785,851	77,773,307	$3.00	$3.00

	$93,814,789	$89,568,704

TSMC’s profit sharing to employees and bonus to directors in the amounts of NT$12,634,665 thousand and NT$104,136 thousand in cash for 2013, respectively, and profit sharing to employees and bonus to directors in the amounts of NT$11,115,240 thousand and NT$71,351 thousand in cash for 2012, respectively, had been approved by the shareholders in its meeting held on June 24, 2014 and June 11, 2013, respectively. The aforementioned approved amount has no difference with the one approved by the Board of Directors in its meetings held on February 18, 2014 and February 5, 2013 and the same amount had been charged against earnings of 2013 and 2012, respectively.

The information about the appropriations of TSMC’s profit sharing to employees and bonus to members of the Board of Directors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Six Months Ended June 30, 2014
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$(7,140,362)	$21,310,781	$(113)	$14,170,306
Exchange differences arising on translation of foreign operations	(220,808)	-	-	(220,808)
Changes in fair value of available-for-sale financial assets	-	(313,697)	-	(313,697)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	-	(133,160)	-	(133,160)
Share of other comprehensive income of associates and joint venture	(5,872)	(236)	90	(6,018)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	3,017	(2,920)	-	97
Income tax effect	-	(11,123)	-	(11,123)

Balance, end of period	$(7,364,025)	$20,849,645	$(23)	$13,485,597

	Six Months Ended June 30, 2013
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$(10,753,806)	$7,973,321	$-	$(2,780,485)
Exchange differences arising on translation of foreign operations	4,074,732	-	-	4,074,732
Changes in fair value of available-for-sale financial assets	-	8,484,679	-	8,484,679
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	-	(987,693)	-	(987,693)
Share of other comprehensive income of associates and joint venture	(58,050)	225	-	(57,825)
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	774	(44)	-	730
Income tax effect	-	43,210	-	43,210

Balance, end of period	$(6,736,350)	$15,513,698	$-	$8,777,348

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

e.	Noncontrolling interests

	Six Months Ended June 30
	2014	2013

Balance, beginning of period	$266,830	$2,543,226
Share of noncontrolling interests
Net loss	(67,394)	(87,555)
Exchange differences arising on translation of foreign operations	47	1,162
Changes in fair value of available-for-sale financial assets	1,116	1,519
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	(860)	(3,020)
Stock option compensation cost of subsidiary	-	5,312
Share of other comprehensive income of associates and joint venture	(100)	223
The proportionate share of other comprehensive income/losses reclassified to profit or loss upon partial disposal of associates	-	1
Adjustments to share of changes in capital surplus of associations and joint venture	(66)	-
From share of changes in equities of subsidiaries	19,734	-
Adjustments arising from changes in percentage of ownership in subsidiaries	-	(66,928)
Increase (Decrease) in noncontrolling interests	(45,527)	203,729
Effect of deconsolidation of subsidiary	-	(2,273,153)

Balance, end of period	$173,780	$324,516

23.	SHARE-BASED PAYMENT

The Company did not issue employee stock option plans for the six months ended June 30, 2014 and 2013. Information about TSMC’s outstanding employee stock options is described as follows:

a.	Optional exemption from applying IFRS 2 “Share-based Payment” (IFRS 2)

TSMC	Number of Stock Options (In Thousands)	Weighted- average Exercise Price (NT$)

Six months ended June 30, 2014

Balance, beginning of period	1,763	$45.9
Options exercised	(758)	44.2

Balance, end of period	1,005	47.2

Balance exercisable, end of period	1,005	47.2

Six months ended June 30, 2013

Balance, beginning of period	5,945	$34.6
Options exercised	(3,870)	28.5

Balance, end of period	2,075	46.0

Balance exercisable, end of period	2,075	46.0

The numbers of outstanding stock options and exercise prices have been adjusted to reflect the distribution of earnings by TSMC in accordance with the plans.

Information about TSMC’s outstanding stock options was as follows:

June 30, 2014		December 31, 2013		June 30, 2013
Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)	Range of Exercise Price (NT$)	Weighted-average Remaining Contractual Life (Years)

$47.2	0.9	$43.2-$47.2	1.0	$38.0-$50.1	1.6

b.	Application of IFRS 2

TSMC SSL	Number of Options (In Thousands)	Weighted- average Exercise Price (NT$)

Six months ended June 30, 2013

Balance, beginning of period	-	$-
Options granted	17,000	10.0
Options exercised	(17,000)	10.0

Balance, end of period	-	-

Balance exercisable, end of period	-	-

Weighted-average fair value of options granted (NT$/share)	$-

The grant date of aforementioned stock options was April 10, 2013. TSMC SSL used the Black-Scholes model to determine the fair value of the options. The valuation assumptions were as follows:

2013 Stock Option Plan
Valuation assumptions:
Stock price on grant date (NT$/share)	$ 4.6
Exercise price (NT$/share)	$ 10.0
Expected volatility	51.68%
Expected life	31 days
Risk free interest rate	0.60%

The stock price on grant date was determined based on the cost approach. The expected volatility was calculated using the historical rate of return based on the TWSE Optoelectronic Index.

The fair value of the aforementioned stock option was close to nil, and accordingly, no compensation cost was recognized.

24.	NET REVENUE

The analysis of the Company’s net revenue was as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Net revenue from sale of goods	$182,882,159	$155,758,012	$330,879,781	$288,390,575
Net revenue from royalties	138,325	128,308	355,875	250,741

	$183,020,484	$155,886,320	$331,235,656	$288,641,316

25.	FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Interest expense
Corporate bonds	$770,126	$593,187	$1,540,103	$1,034,881
Bank loans	26,379	29,682	48,007	72,120
Finance leases	4,841	4,909	9,810	9,697
Others	104	7,562	110	12,640

	$801,450	$635,340	$1,598,030	$1,129,338

26.	OTHER GAINS AND LOSSES

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Gain on disposal of financial assets, net
Available-for-sale financial assets	$113,033	$172,398	$134,020	$990,713
Financial assets carried at cost	28,936	2,468	52,694	4,573
Gain/(loss) on disposal of investments accounted for using equity method	2,028,643	(248)	2,028,643	(731)
Gain on deconsolidation of subsidiary	-	293,578	-	293,578
Settlement income	-	451,050	-	451,050
Other gains	66,911	94,023	114,524	186,610
Net gain/(loss) on financial instruments at FVTPL
Held for trading	450,728	(408,731)	554,838	(150,294)
Impairment loss of financial assets
Financial assets carried at cost	-	(45,716)	-	(45,716)
Fair value hedges
Loss from hedging instruments	(914,921)	(2,587,357)	(589,243)	(1,937,366)
Gain arising from changes in fair value of available-for-sale financial assets in hedge effective portion	406,070	2,416,999	78,109	1,657,824
Other losses	(2,751)	(75,093)	(153,552)	(130,527)

	$2,176,649	$313,371	$2,220,033	$1,319,714

27.	INCOME TAX

a.	Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Current income tax expense (benefit)
Current tax expense recognized in the current period	$11,103,041	$6,030,509	$17,122,994	$11,018,835
Income tax adjustments on prior years	404,566	(634,420)	404,566	(1,044,163)
Other income tax adjustments	111,171	(16,082)	138,167	(12,284)

	11,618,778	5,380,007	17,665,727	9,962,388

(Continued)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Deferred income tax expense (benefit)
Temporary differences	$619,822	$6,394	$(54,048)	$1,014,867
Investment tax credits and loss carryforward	2,199,663	2,868,775	2,282,648	3,490,292

	2,819,485	2,875,169	2,228,600	4,505,159

Income tax expense recognized in profit or loss	$14,438,263	$8,255,176	$19,894,327	$14,467,547

(Concluded)

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Deferred income tax expense (benefit)
Related to unrealized gain/loss on available-for-sale financial assets	$ 14,079	$ 29	$ 11,123	$ (43,210)

c.	Integrated income tax information

	June 30, 2014	December 31, 2013	June 30, 2013
Balance of the Imputation
Credit Account - TSMC	$37,461,918	$15,242,724	$22,093,263

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2013 and 2012 were 9.78% and 7.75%, respectively.

Under the Rule No.10204562810 issued by the Ministry of Finance, when calculating the creditable ratio in the year of first-time adoption of Taiwan-IFRSs, the Company has included the adjustments to retained earnings from the effect of transition to Taiwan-IFRSs in the accumulated unappropriated earnings.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2011. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

28.	EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Basic EPS	$2.30	$2.00	$4.15	$3.52
Diluted EPS	$2.30	$2.00	$4.15	$3.52

EPS	is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended June 30,2014

Basic EPS
Net income available to common shareholders of the parent	$ 59,702,284	25,929,328	$2.30
Effect of dilutive potential common shares	-	662

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 59,702,284	25,929,990	$2.30

Three months ended June 30,2013

Basic EPS
Net income available to common shareholders of the parent	$ 51,807,725	25,928,299	$2.00
Effect of dilutive potential common shares	-	1,192

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 51,807,725	25,929,491	$2.00

Six months ended June 30, 2014

Basic EPS
Net income available to common shareholders of the parent	$ 107,573,029	25,929,089	$4.15
Effect of dilutive potential common shares	-	880

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$ 107,573,029	25,929,969	$4.15

(Continued)

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Six months ended June 30, 2013

Basic EPS
Net income available to common shareholders of the parent	$91,384,601	25,927,130	$3.52
Effect of dilutive potential common shares	-	2,340

Diluted EPS
Net income available to common shareholders of the parent (including effect of dilutive potential common shares)	$91,384,601	25,929,470	$3.52

(Concluded)

If the Company may settle the obligation by cash, by issuing shares, or in combination of both cash and shares, profit sharing to employees which will be settled in shares should be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of profit sharing to employees in stock by the closing price (after considering the dilutive effect of dividends) of the common shares at the end of the reporting period. Such dilutive effect of the potential shares needs to be included in the calculation of diluted EPS until profit sharing to employees to be settled in the form of common stocks are approved by the shareholders in the following year.

29.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$41,804,816	$34,427,466	$79,262,241	$67,470,119
Recognized in operating expenses	3,541,464	3,120,876	7,063,759	6,036,445
Recognized in other operating income and expenses	6,221	6,222	12,443	12,677

	$45,352,501	$37,554,564	$86,338,443	$73,519,241

b. Amortization of intangible assets

Recognized in cost of revenue	$320,331	$281,530	$653,798	$576,662
Recognized in operating expenses	306,282	258,547	609,250	494,928

	$626,613	$540,077	$1,263,048	$1,071,590

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

c. Research and development costs expensed as incurred	$13,609,070	$11,941,871	$25,675,692	$22,592,856

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$430,816	$403,779	$843,268	$788,237
Defined benefit plans	59,085	60,697	143,381	121,387

	489,901	464,476	986,649	909,624
Equity-settled share-based payments	-	2,611	-	5,312
Other employee benefits	19,025,491	17,278,663	35,856,007	32,294,666

	$19,515,392	$17,745,750	$36,842,656	$33,209,602

Employee benefits expense summarized by function
Recognized in cost of revenue	$11,589,156	$10,576,504	$21,998,135	$19,925,928
Recognized in operating expenses	7,926,236	7,169,246	14,844,521	13,283,674

	$19,515,392	$17,745,750	$36,842,656	$33,209,602

30.	DECONSOLIDATION OF SUBSIDIARY

Starting June 2013, the Company no longer has power to govern the financial and operating policies of Xintec due to the loss of power to cast the majority of votes at meetings of the Board of Directors; accordingly, the Company derecognized related assets, liabilities and noncontrolling interests of Xintec.

a.	Consideration received

The Company did not receive any consideration in the deconsolidation of Xintec.

b.	Analysis of assets and liabilities over which the Company lost control

June 30, 2013

Current assets
Cash and cash equivalents	$979,910
Accounts receivable	564,364
Inventories	213,133
Others	110,766
Noncurrent assets
Property, plant and equipment	5,595,040
Others	164,311
Current liabilities
Accounts payable	(1,571,289)
Others	(291,715)

(Continued)

June 30, 2013

Noncurrent liabilities
Loans	$(1,940,625)
Others	(27,472)

Net assets deconsolidated	$3,796,423

(Concluded)

c.	Gain on deconsolidation of subsidiary

Six Months Ended June 30, 2013

Fair value of interest retained	$1,816,848

Less: Carrying amount of interest retained
Net assets deconsolidated	3,796,423
Noncontrolling interests	(2,273,153)

1,523,270

Gain on deconsolidation of subsidiary	$293,578

Gain on deconsolidation of subsidiary was included in other gains and losses for the six months ended June 30, 2013.

d.	Net cash outflow arising from deconsolidation of the subsidiary

Six Months Ended June 30, 2013

The balance of cash and cash equivalents deconsolidated	$979,910

31.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	June 30, 2014	December 31, 2013	June 30, 2013

Financial assets
FVTPL
Held for trading derivatives	$158,265	$90,353	$20,010
Available-for-sale financial assets (Note)	61,100,010	61,628,343	54,319,453
Held-to-maturity financial assets	299,230	1,795,949	700,576
Loans and receivables
Cash and cash equivalents	255,053,573	242,695,447	225,832,646
Notes and accounts receivables (including related parties)	86,887,160	71,941,634	80,340,331
Other receivables	4,364,503	1,422,795	3,804,679
Refundable deposits	2,476,534	2,519,031	2,412,290

	$410,339,275	$382,093,552	$367,429,985

(Continued)

	June 30, 2014	December 31, 2013	June 30, 2013

Financial liabilities
FVTPL
Held for trading derivatives	$19,418	$33,750	$136,515
Derivative financial instruments in designated hedge accounting relationships	5,559,559	5,481,616	1,813,291
Amortized cost
Short-term loans	34,705,206	15,645,000	31,466,400
Accounts payable (including related parties)	21,697,296	16,358,716	15,202,734
Payables to contractors and equipment suppliers	34,657,746	89,810,160	60,883,767
Cash dividends payable	77,785,851	-	77,773,307
Accrued expenses and other current liabilities	17,572,283	13,649,615	12,933,671
Bonds payable	210,869,059	210,767,625	169,801,262
Long-term bank loans	40,000	40,000	-
Other long-term payables	54,000	54,000	913,102
Guarantee deposits (classified under other noncurrent liabilities)	157,011	151,660	166,112

	$403,117,429	$351,992,142	$371,090,161

(Concluded)

Note:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the market risks arising from changes in foreign exchange rates, interest rates and the prices in equity investments, and utilizes some derivative financial instruments to reduce the related risks.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, including currency forward contracts and cross currency swaps, to hedge its currency exposure. These instruments help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements.

The Company also holds short-term borrowings in foreign currencies in proportion to its expected future cash flows. This allows foreign-currency-denominated borrowings to be serviced with expected future cash flows and provides a partial hedge against transaction translation exposure.

The Company’s sensitivity analysis to foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges against the New Taiwan dollar, the net income for the six months ended June 30, 2014 and 2013 would have decreased by NT$686,238 thousand and NT$331,962 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at both fixed and floating interest rates. All of the Company’s long-term bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of floating interest rate bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical increase in interest rates of 100 basis point (1%) would have resulted in an increase in the interest expense, net of tax, by approximately NT$166 thousand for the six months ended June 30, 2014.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments. To reduce the equity price risk, the Company utilizes some stock forward contracts to partially hedge its exposure.

Assuming a hypothetical decrease of 5% in equity prices of the equity investments at the end of the reporting period, the net income for the six months ended June 30, 2014 and 2013 would have been unaffected as they were classified as available-for-sale; however, the other comprehensive income for the six months ended June 30, 2014 and 2013 would have decreased by NT$128,251 thousand and NT$1,879,083 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from financing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets recognized in the consolidated balance sheet.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of June 30, 2014, December 31, 2013 and June 30, 2013, the Company’s ten largest customers accounted for 67%, 68% and 69% of accounts receivable, respectively. The Company believes the concentration of credit risk is insignificant for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the transaction limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and banking facilities.

As of June 30, 2014, December 31, 2013 and June 30, 2013, the unused of financing facilities of the Company amounted to NT$60,718,188 thousand, NT$76,689,543 thousand and NT$55,098,102 thousand, respectively.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

June 30, 2014

Non-derivative financial liabilities

Short-term loans	$34,713,484	$-	$-	$-	$34,713,484
Accounts payable (including related parties)	21,697,296	-	-	-	21,697,296
Payables to contractors and equipment suppliers	34,657,746	-	-	-	34,657,746
Accrued expenses and other current liabilities	17,572,283	-	-	-	17,572,283
Bonds payable	3,038,196	38,216,868	98,612,394	85,318,276	225,185,734
Long-term bank loans	1,450	15,079	21,208	7,579	45,316
Other long-term payables	36,000	18,000	-	-	54,000
Obligations under finance leases	27,921	55,843	753,300	-	837,064
Guarantee deposits (classified under other noncurrent liabilities)	-	157,011	-	-	157,011

	111,744,376	38,462,801	99,386,902	85,325,855	334,919,934

Derivative financial instruments

Forward exchange contracts
Outflows	21,906,386	-	-	-	21,906,386
Inflows	(21,976,316)	-	-	-	(21,976,316)

	(69,930)	-	-	-	(69,930)

Cross currency swap contracts
Outflows	28,436,568	-	-	-	28,436,568
Inflows	(28,543,835)	-	-	-	(28,543,835)

	(107,267)	-	-	-	(107,267)

Stock forward contracts
Outflows	42,712,852	10,162,117	-	-	52,874,969
Inflows	(42,712,852)	(10,162,117)	-	-	(52,874,969)

	-	-	-	-	-

	$111,567,179	$38,462,801	$99,386,902	$85,325,855	$334,742,737

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

December 31, 2013

Non-derivative financial liabilities

Short-term loans	$15,646,783	$-	$-	$-	$15,646,783
Accounts payable (including related parties)	16,358,716	-	-	-	16,358,716
Payables to contractors and equipment suppliers	89,810,160	-	-	-	89,810,160
Accrued expenses and other current liabilities	13,649,615	-	-	-	13,649,615
Bonds payable	3,036,130	28,388,887	100,830,341	94,360,103	226,615,461
Long-term bank loans	1,450	10,275	21,571	12,746	46,042
Other long-term payables	18,000	36,000	-	-	54,000
Obligations under finance leases	28,376	56,752	793,951	-	879,079
Guarantee deposits (classified under other noncurrent liabilities)	-	151,660	-	-	151,660

	138,549,230	28,643,574	101,645,863	94,372,849	363,211,516

Derivative financial instruments

Forward exchange contracts
Outflows	29,608,952	-	-	-	29,608,952
Inflows	(29,605,246)	-	-	-	(29,605,246)

	3,706	-	-	-	3,706

Cross currency swap contracts
Outflows	1,639,215	-	-	-	1,639,215
Inflows	(1,641,384)	-	-	-	(1,641,384)

	(2,169)	-	-	-	(2,169)

Stock forward contracts
Outflows	-	37,431,626	-	-	37,431,626
Inflows	-	(37,431,626)	-	-	(37,431,626)

	-	-	-	-	-

	$138,550,767	$28,643,574	$101,645,863	$94,372,849	$363,213,053

June 30, 2013

Non-derivative financial liabilities

Short-term loans	$31,470,473	$-	$-	$-	$31,470,473
Accounts payable (including related parties)	15,202,734	-	-	-	15,202,734
Payables to contractors and equipment suppliers	60,883,767	-	-	-	60,883,767
Cash dividends payable	77,773,307	-	-	-	77,773,307
Accrued expenses and other current liabilities	12,933,671	-	-	-	12,933,671
Bonds payable	2,368,241	15,201,201	97,982,526	66,672,284	182,224,252
Other long-term payables	877,102	36,000	-	-	913,102
Obligations under finance leases	28,144	56,288	56,289	731,168	871,889
Guarantee deposits	-	166,112	-	-	166,112

	201,537,439	15,459,601	98,038,815	67,403,452	382,439,307

Derivative financial instruments

Forward exchange contracts
Outflows	26,579,381	-	-	-	26,579,381
Inflows	(26,487,571)	-	-	-	(26,487,571)

	91,810	-	-	-	91,810

Cross currency swap contracts
Outflows	1,200,176	-	-	-	1,200,176
Inflows	(1,201,117)	-	-	-	(1,201,117)

	(941)	-	-	-	(941)

Stock forward contracts
Outflows	-	14,753,429	-	-	14,753,429
Inflows	-	(14,753,429)	-	-	(14,753,429)

	-	-	-	-	-

	$201,628,308	$15,459,601	$98,038,815	$67,403,452	$382,530,176

(Concluded)

f.	Fair value of financial instruments

1)	Fair value of financial instruments carried at amortized cost

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	June 30, 2014		December 31, 2013		June 30, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Commercial paper	$299,230	$299,857	$1,795,949	$1,795,612	$-	$-
Corporate bonds	-	-	-	-	700,576	704,777

Financial liabilities

Measured at amortized cost
Bonds payable	210,869,059	210,756,224	210,767,625	208,649,668	169,801,262	168,643,055

2)	Fair value measurements recognized in the consolidated balance sheets

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

—	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

—

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

—	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	June 30, 2014
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$158,265	$-	$158,265

Available-for-sale financial assets

Publicly traded stocks	$59,082,115	$-	$-	$59,082,115
Money market funds	367	-	-	367

	$59,082,482	$-	$-	$59,082,482

Financial liabilities at FVTPL

Derivative financial instruments	$-	$19,418	$-	$19,418

Hedging derivative financial liabilities

Stock forward contract	$-	$5,559,559	$-	$5,559,559

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$90,353	$-	$90,353

Available-for-sale financial assets

Publicly traded stocks	$59,481,569	$-	$-	$59,481,569
Money market funds	1,183	-	-	1,183

	$59,482,752	$-	$-	$59,482,752

Financial liabilities at FVTPL

Derivative financial instruments	$-	$33,750	$-	$33,750

Hedging derivative financial liabilities

Stock forward contract	$-	$5,481,616	$-	$5,481,616

	June 30, 2013
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Derivative financial instruments	$-	$20,010	$-	$20,010

Available-for-sale financial assets

Publicly traded stocks	$50,643,339	$-	$-	$50,643,339
Money market funds	8,417	-	-	8,417

	$50,651,756	$-	$-	$50,651,756

Financial liabilities at FVTPL

Derivative financial instruments	$-	$136,515	$-	$136,515

Hedging derivative financial liabilities

Stock forward contract	$-	$1,813,291	$-	$1,813,291

There were no transfers between Level 1 and 2 for the six months ended June 30, 2014 and 2013, respectively.

There were no purchases and disposals for assets on Level 3 for the six months ended June 30, 2014 and 2013, respectively.

3)	Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

—

The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices (includes publicly traded stocks and money market funds).

—

Forward exchange contracts and cross currency swap contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts; and stock forward contracts are measured at the difference between the present value of stock forward price discounted based on the applicable yield curve derived from quoted interest rates and the stock spot price.

—	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

32.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of transactions between the Company and other related parties:

a.	Net Revenue

		Three Months Ended June 30		Six Months Ended June 30
		2014	2013	2014	2013

Item	Related Party Categories

Net revenue from sale of goods	Associates	$1,000,358	$932,700	$1,993,064	$1,617,486
	Joint venture	315	311	650	839

		$1,000,673	$933,011	$1,993,714	$1,618,325

Net revenue from royalties	Associates	$127,574	$127,829	$255,064	$248,245

b.	Purchases

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Related Party Categories

Associates	$3,235,213	$2,173,451	$5,851,848	$4,270,005

c.	Receivables from related parties

		June 30, 2014	December 31, 2013	June 30, 2013

Item	Related Party Categories

Receivables from related parties	Associates	$462,704	$291,376	$597,459
	Joint venture	28	332	164

		$462,732	$291,708	$597,623

Other receivables from related parties	Associates	$2,875,842	$221,576	$2,433,325

d.	Payables to related parties

		June 30, 2014	December 31, 2013	June 30, 2013

Item	Related Party Categories

Payables to related parties	Associates	$1,679,807	$1,687,239	$808,388
	Joint venture	1,974	1,217	2,807

		$1,681,781	$1,688,456	$811,195

e.	Acquisition of property, plant and equipment and intangible assets

	Acquisition Price
	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Related Party Categories

Associates	$-	$11,835	$-	$11,835

f.	Disposal of property, plant and equipment

	Proceeds
	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Related Party Categories

Associates	$15,817	$-	$15,817	$11,418

	Gains (Losses)
	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Related Party Categories

Associates	$15,817	$(398)	$15,817	$2,565
Joint venture	-	58	-	116

	$15,817	$(340)	$15,817	$2,681

	Deferred Gains (Losses) from Disposal of Property, Plant and Equipment
	June 30, 2014	December 31, 2013	June 30, 2013

Related Party Categories

Associates	$-	$-	$(10,320)
Joint venture	-	-	832

	$-	$-	$(9,488)

g.	Others

		June 30, 2014	December 31, 2013	June 30, 2013

Item	Related Party Categories

Refundable deposits	Associates	$5,813	$5,813	$5,813

		Three Months Ended June 30		Six Months Ended June 30
		2014	2013	2014	2013

Item	Related Party Categories

Manufacturing expenses	Associates	$651,522	$6,380	$1,129,860	$12,752
	Joint venture	2,109	2,645	4,695	3,502

		$653,631	$9,025	$1,134,555	$16,254

Research and development expenses	Associates	$45,302	$-	$53,333	$-
	Joint venture	233	2,267	841	3,458

		$45,535	$2,267	$54,174	$3,458

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased machinery and equipment from Xintec. The lease terms and prices were determined in accordance with mutual agreements. The rental expense was paid quarterly and the related expense was classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates and joint venture), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel:

The compensation to directors and other key management personnel for the six months ended June 30, 2014 and 2013 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013

Short-term employee benefits	$430,685	$463,386	$763,022	$630,966
Post-employment benefits	976	1,177	33,930	2,348

	$431,661	$464,563	$796,952	$633,314

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

33.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of June 30, 2014, December 31, 2013 and June 30, 2013, the aforementioned other financial assets amounted to NT$120,705 thousand, NT$120,566 thousand and NT$120,987 thousand, respectively.

34.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company leases several parcels of land, factory and office premises from the Science Park Administration and entered into lease agreements for its office premises and certain office equipment located in the United States, Europe, Japan, Shanghai and Taiwan. These operating leases expire between September 2014 and February 2034 and can be renewed upon expiration.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	June 30, 2014	December 31, 2013	June 30, 2013

Not later than 1 year	$872,608	$859,070	$841,055
Later than 1 year and not later than 5 years	2,959,087	3,053,029	3,125,895
Later than 5 years	5,215,876	5,534,848	5,867,588

	$9,047,571	$9,446,947	$9,834,538

35.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.

Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of June 30, 2014, the R.O.C. Government did not invoke such right.

b.

Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of June 30, 2014.

c.

In June 2010, Keranos, LLC. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and several other leading technology companies infringe three expired U.S. patents. In response, TSMC, TSMC North America, and several co-defendants in the Texas case filed a lawsuit against Keranos in the U.S. District Court for the Northern District of California in November 2010, seeking a judgment declaring that they did not infringe the asserted patents, and that those patents are invalid. These two litigations have been consolidated into a single lawsuit in the U.S. District Court for the Eastern District of Texas. In February 2014, the Court entered a final judgment in favor of TSMC, dismissing all of Keranos’ claims against TSMC with prejudice. In March, 2014, Keranos filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

d.

In December 2010, Ziptronix, Inc. filed a complaint in the U.S. District Court for the Northern District of California accusing TSMC, TSMC North America and one other company of infringing several U.S. patents. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

e.

TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of June 30, 2014, TSMC has paid EUR82,637 thousand to ASML under the research and development funding agreement.

f.

In September 2013, Zond Inc. filed a complaint in U.S. District Court for the District of Massachusetts against TSMC, certain TSMC subsidiaries and other companies. Both sides have since then taken a number of further legal actions. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

g.

In December 2013, Tela Innovations (Tela), Inc. filed complaints in the U.S. District Court for the District of Delaware and in the United States International Trade Commission (ITC) accusing TSMC and TSMC North America of infringing one U.S. patent. The Delaware case had been stayed since February 2014. In March 2014, the ITC Court granted Tela’s motion to assert an additional U.S. patent against TSMC and TSMC North America. In January 2014, TSMC filed a lawsuit in the U.S. District Court for the District of North California against Tela for trade secret misappropriation and breach of contract. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

h.

In March 2014, DSS Technology Management, Inc. filed a complaint in the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, TSMC Development, Inc., and several other companies infringe one U.S. patent. The outcome cannot be determined and the Company cannot make a reliable estimate of the contingent liability at this time.

i.	Amounts available under unused letters of credit as of June 30, 2014, December 31, 2013 and June 30, 2013 were NT$89,568 thousand, NT$89,400 thousand and NT$89,904 thousand, respectively.

36.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount

June 30, 2014

Financial assets

Monetary items
USD	$3,462,413	29.856	$103,373,806
EUR	71,378	40.75	2,908,664
JPY	739,275	0.2946	217,790
Non-monetary items
HKD	184,891	3.85	711,832

Financial liabilities

Monetary items
USD	2,299,423	29.856	68,651,575
EUR	132,123	40.75	5,383,995
JPY	41,879,354	0.2946	12,337,658

December 31, 2013

Financial assets

Monetary items
USD	2,756,090	29.800	82,131,493
EUR	451,162	41.00	18,497,657
JPY	41,386,551	0.2834	11,728,949
Non-monetary items
HKD	168,334	3.84	646,402

Financial liabilities

Monetary items
USD	2,026,958	29.800	60,403,358
EUR	811,202	41.00	33,259,299
JPY	71,931,749	0.2834	20,385,458

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note)	Carrying Amount

June 30, 2013

Financial assets

Monetary items
USD	$2,986,106	29.968	$89,487,636
EUR	184,157	39.08	7,196,873
JPY	30,579,928	0.3033	9,274,892
Non-monetary items
HKD	157,296	3.86	607,161

Financial liabilities

Monetary items
USD	2,234,044	29.968	66,949,819
EUR	449,239	39.08	17,556,264
JPY	57,704,049	0.3033	17,501,638

(Concluded)

Note:	Exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

37.	OPERATING SEGMENTS INFORMATION

a.	Operating segments

The Company’s only reportable segment is the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks. The Company also had other operating segments that did not exceed the quantitative threshold for separate reporting. These segments mainly engage in the researching, developing, designing, manufacturing and selling of solid state lighting devices and renewable energy and efficiency related technologies and products.

The Company uses the income from operations as the measurement for segment profit and the basis of performance assessment. There was no material differences between the accounting policies of the operating segment and the accounting policies described in Note 4.

b.	Segment revenue and operating results

	Foundry	Others	Elimination	Total

Three months ended June 30, 2014

Net revenue from external customers	$182,820,998	$199,486	$-	$183,020,484
Net revenue from sales among intersegments	-	12,323	(12,323)	-
Income from operations	71,374,561	(660,642)	-	70,713,919

(Continued)

	Foundry	Others	Elimination	Total

Three months ended June 30, 2013

Net revenue from external customers	155,802,306	84,014	-	155,886,320
Net revenue from sales among intersegments	-	5,660	(5,660)	-
Income from operations	58,289,165	(660,083)	-	57,629,082

Six months ended June 30, 2014

Net revenue from external customers	330,896,123	339,533	-	331,235,656
Net revenue from sales among intersegments	-	26,895	(26,895)	-
Income from operations	124,575,031	(1,338,752)	-	123,236,279

Six months ended June 30, 2013

Net revenue from external customers	288,483,842	157,474	-	288,641,316
Net revenue from sales among intersegments	-	5,898	(5,898)	-
Income from operations	103,400,482	(1,343,391)	-	102,057,091

(Concluded)

38.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau (SFB) for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries, associates and jointly controlled entities): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries, and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in Mainland China): Please see Table 9 attached;

l.	Information on investment in Mainland China

1)

The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee:    Please see Table 10 attached.

2)

Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports:    Please see Table 8 attached.

TABLE 1

Taiwan	Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Finan- cing Company	Counter- party	Financial Statement Account	Related Party	Maximum Balance for the Period (US$ in Thousands) (Note 3)	Ending Balance (US$ in Thousands) (Note 3)	Amount Actually Drawn (US$ in Thousands)	Interest Rate	Nature for Financing	Transac- tion Amounts	Reason for Financing	Allow- ance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Note 1)	Financing Company’s Total Financing Amount Limits (Note 2)
													Item	Value
1	TSMC Partners	TSMC Solar	Other receivables from related parties	Yes	$ 4,179,840 (US$ 140,000)	$ 4,179,840 (US$ 140,000)	$ 3,284,160 (US$ 110,000)	0.37%-0.3805%	The need for short-term financing	$-	Operating capital	$-	-	$-	$17,566,701	$43,916,752
		TSMC SSL	Other receivables from related parties	Yes	1,791,360 (US$ 60,000)	1,791,360 (US$ 60,000)	597,120 (US$ 20,000)	0.37%	The need for short-term financing	-	Operating capital	-	-	-	17,566,701	43,916,752

Note 1:

The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Partners. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 90% and up owned, directly or indirectly, by TSMC (90% and up owned subsidiaries). However, the aggregate amounts lendable to 90% and up owned subsidiaries and the total amount lendable to one such borrower of 90% and up owned subsidiaries shall not exceed forty percent (40%) of the net worth of TSMC Partners.

Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Partners.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorse- ment/ Guarantee Provider	Guaranteed Party		Limits on Endorse- ment/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)	Ending Balance (US$ in Thousands) (Note 3)	Amount Actually Drawn (US$ in Thousands)	Amount of Endorse- ment/ Guarantee Collateralized by Properties	Ratio of Accumu- lated Endorse- ment/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorse- ment/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$219,196,629	$ 44,784,000 (US$ 1,500,000)	$ 44,784,000 (US$ 1,500,000)	$ 44,784,000 (US$ 1,500,000)	$-	5.1%	$219,196,629	Yes	No	No

Note 1:

The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.

Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.

Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan	Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	JUNE 30, 2014						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Commercial paper
	Taiwan Power Company	-	Held-to-maturity financial assets	30		$299,230	N/A		$299,857

	Stock
	Semiconductor Manufacturing International Corporation	-	Available-for-sale financial assets	275,957		711,832	1		711,832	Note 1
	United Industrial Gases Co., Ltd.	-	Financial assets carried at cost	21,230		193,584	10		393,875
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	”	10,500		105,000	7		334,199
	W.K. Technology Fund IV	-	”	4,000		39,280	2		35,746

	Fund
	Horizon Ventures Fund	-	Financial assets carried at cost	-		78,303	12		78,303
	Crimson Asia Capital	-	”	-		53,211	1		53,211

TSMC Global	Stock
	ASML	-	Available-for-sale financial assets	20,993	US$	1,954,417	5	US$	1,954,417	Note 2

	Money market fund
	Ssga Cash Mgmt Global Offshore	-	Available-for-sale financial assets	12	US$	12	N/A	US$	12

TSMC Partners	Stock
	Mcube	-	Financial assets carried at cost	6,333		-	16		-

	Fund
	Shanghai Walden Venture Capital Enterprise	-	Financial assets carried at cost	-	US$	5,000	6	US$	5,000

Emerging Alliance	Common stock
	Global Investment Holding Inc.	-	Financial assets carried at cost	11,124	US$	3,065	6	US$	3,065
	RichWave Technology Corp.	-	”	4,074	US$	1,545	10	US$	1,545

	Preferred stock
	Next IO, Inc.	-	Financial assets carried at cost	8		-	-		-	Note 3
	QST Holdings, LLC	-	”	-	US$	141	4	US$	141

ISDF	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	230	US$	497	2	US$	497

ISDF II	Common stock
	Alchip Technologies Limited	-	Financial assets carried at cost	6,857	US$	3,341	14	US$	3,341
	Sonics, Inc.	-	”	278	US$	10	3	US$	10
	Goyatek Technology, Corp.	-	”	745	US$	163	6	US$	163

	Preferred stock
	Sonics, Inc.	-	Financial assets carried at cost	264	US$	456	3	US$	456

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	JUNE 30, 2014						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF II	Common stock
	Sentelic	-	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	Aether Systems, Inc.	-	”	2,600	US$	2,243	28	US$	2,243
	RichWave Technology Corp.	-	”	1,267	US$	1,036	3	US$	1,036

	Preferred stock
	5V Technologies, Inc.	-	Financial assets carried at cost	963	US$	2,168	2	US$	2,168
	Aquantia	-	”	4,643	US$	4,441	2	US$	4,441
	Cresta Technology Corporation	-	”	92	US$	28	-	US$	28
	Impinj, Inc.	-	”	711	US$	1,100	-	US$	1,100
	Next IO, Inc.	-	”	179		-	1		-	Note 4
	QST Holdings, LLC	-	”	-	US$	588	13	US$	588

VTAF III	Common stock
	Synaptics	-	Available-for-sale financial assets	7	US$	486	-	US$	644
	Accton Wireless Broadband Corp.	-	Financial assets carried at cost	2,249	US$	315	6	US$	315

	Preferred stock
	BridgeLux, Inc.	-	Financial assets carried at cost	7,522	US$	9,379	3	US$	9,379
	GTBF, Inc.	-	”	1,154	US$	1,500	N/A	US$	1,500
	LiquidLeds Lighting Corp.	-	”	1,600	US$	800	11	US$	800
	Neoconix, Inc.	-	”	4,147	US$	170	-	US$	170	Note 5
	Powervation, Ltd.	-	”	527	US$	8,238	15	US$	8,238
	Tilera, Inc.	-	”	3,890	US$	3,025	2	US$	3,025

Note 1:	The carrying value represents carrying amount less accumulated impairment of NT$412,901 thousand.

Note 2:	In October 2012, TSMC Global acquired 5% of the outstanding equity of ASML with a lock-up period of 2.5 years starting from the acquisition date.

Note 3:	The carrying value represents carrying amount less accumulated impairment of US$500 thousand.

Note 4:	The carrying value represents carrying amount less accumulated impairment of US$1,219 thousand.

Note 5:	The carrying value represents carrying amount less accumulated impairment of US$4,672 thousand.	(Concluded)

TABLE 4

Taiwan	Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Market- able Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance (Note 1)
					Shares/ Units (In Thou- sands)	Amount	Shares/ Units (In Thou- sands)	Amount	Shares/ Units (In Thou- sands)	Amount	Carrying Value	Gain/ Loss on Disposal	Shares/ Units (In Thou- sands)	Amount

TSMC	Commercial Paper
	CPC Corporation, Taiwan	Held-to-maturity financial assets	-	-	100	$ 998,018	60	$ 598,817	160	$1,600,000	$ 1,596,835	$3,165	-	$ -
	Taiwan Power Company	”	-	-	80	797,931	80	797,906	130	1,300,000	1,296,607	3,393	30	299,230

	Stock
	Vanguard International Semiconductor Corporation	Investments accounted for using equity method	Public Market	Associate	628,223	10,556,348	-	-	82,000	3,471,883	1,443,240	2,028,643	546,223	9,205,352

TSMC	Stock
Development	WaferTech	Investments accounted for using equity method	Note 2	Subsidiary	293,637	US$248,252	-	-	-	-	US$ 50,000	-	293,637	US$220,951

Note 1:	The ending balance includes share of profits/losses of investees and other related adjustment to equity.

Note 2:	The disposal is primarily consisted of capital return.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relation- ships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relation- ships	Transfer Date	Amount

TSMC	Fab	April 9, 2013 to February 21, 2014	$ 310,469	Monthly settlement by the construction progress and acceptance	Mandartech Interiors Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None
	Fab	January 13, 2013 to June 18, 2014	491,470	Monthly settlement by the construction progress and acceptance	Tasa Construction Inc.	-	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable			Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price (Note)	Payment Terms (Note)	Ending Balance (Foreign Currencies in Thousands)		% to Total

TSMC	TSMC North America	Subsidiary	Sales		$215,959,508	65	Net 30 days from invoice date	-	-		$59,308,777	70
	GUC	Associate	Sales		1,200,675	-	Net 30 days from the end of the month of when invoice is issued	-	-		351,004	-
	TSMC China	Subsidiary	Purchases		8,215,495	23	Net 30 days from the end of the month of when invoice is issued	-	-		(1,866,052)	8
	WaferTech	Indirect subsidiary	Purchases		4,059,315	11	Net 30 days from the end of the month of when invoice is issued	-	-		(637,224)	3
	VIS	Associate	Purchases		3,735,307	11	Net 30 days from the end of the month of when invoice is issued	-	-		(681,595)	3
	SSMC	Associate	Purchases		2,116,541	6	Net 30 days from the end of the month of when invoice is issued	-	-		(430,904)	2

TSMC Solar	TSMC Solar Europe GmbH	Subsidiary	Sales		188,719	64	Net 30 days from the end of the month of when invoice is issued	-	-		85,619	93

TSMC North America	GUC	Associate of TSMC	Sales	(US$	724,011 23,986)	-	Net 30 days from invoice date	-	-	(US$	111,700 3,741)	-

Note :	The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$59,756,350	47	$21,592,233	-	$ 25,020,309	$ -
	GUC	Associate		491,591	43	-	-	-	-
	VIS	Associate		1,055,169	(Note 2)	-	-	-	-
	SSMC	Associate		1,565,536	(Note 2)	-	-	-	-

TSMC Partners	TSMC Solar	The same parent company		3,291,392	(Note 2)	-	-	-	-
			(US$	110,242)
	TSMC SSL	The same parent company		597,991	(Note 2)	-	-	-	-
			(US$	20,029)

TSMC China	TSMC	Parent company		1,866,052	35	-	-	-	-
			(RMB	387,823)

TSMC North America	GUC	Associate of TSMC		111,700	23	-	-	-	-
			(US$	3,741)

TSMC Technology	TSMC	Parent company		289,167	(Note 2)	-	-	-	-
			(US$	9,685)

WaferTech	TSMC	Parent company		637,224	30	-	-	-	-
			(US$	21,343)

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

(Amounts in Thousands of New Taiwan Dollars)

A.	For the six months ended June 30, 2014

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC North America	1	Net revenue from sale of goods	$ 215,959,508	-	65%
				Receivables from related parties	59,308,777	-	4%
				Other receivables from related parties	447,573	-	-
				Payables to related parties	5,766	-	-
		TSMC China	1	Net revenue from sale of goods	5,160	-	-
				Purchases	8,215,495	-	2%
				Marketing expenses - commission	49,400	-	-
				Disposal of property, plant and equipment	1,551	-	-
				Gain on disposal of property, plant and equipment	7,080	-	-
				Purchases of property, plant and equipment	8,198	-	-
				Other receivables from related parties	1,869	-	-
				Payables to related parties	1,866,052	-	-
		TSMC Japan	1	Marketing expenses - commission	122,062	-	-
				Payables to related parties	24,203	-	-
		TSMC Europe	1	Marketing expenses - commission	202,653	-	-
				Research and development expenses	36,275	-	-
				Payables to related parties	46,049	-	-
		TSMC Korea	1	Marketing expenses - commission	13,574	-	-
				Payables to related parties	4,050	-	-
		TSMC Technology	1	Research and development expenses	581,061	-	-
				Payables to related parties	289,167	-	-
		WaferTech	1	Net revenue from sale of goods	4,578	-	-
				Purchases	4,059,315	-	1%
				Other receivables from related parties	7,381	-	-
				Payables to related parties	637,224	-	-
				Disposal of property, plant and equipment	4,212	-	-
				Manufacturing expenses	1,219	-	-
		TSMC Canada	1	Research and development expenses	104,408	-	-
				Payables to related parties	16,885	-	-
		TSMC SSL	1	Manufacturing expenses	25,095	-	-
				Other gains and losses	4,050	-	-
				Other receivables from related parties	2,036	-	-
				Payables to related parties	10,639	-	-
				Purchases of property, plant and equipment	38,606	-	-

(Continued)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets
0	TSMC	TSMC Solar	1	Other gains and losses	$ 4,818	-	-
				Other receivables from related parties	2,467	-	-
1	TSMC Development	WaferTech	1	Other receivables from related parties	58,882	-	-
2	TSMC North America	TSMC Technology	3	Other receivables from related parties	19,477	-	-
3	TSMC Solar	TSMC Solar Europe GmbH	1	Net revenue from sale of goods	188,719	-	-
				Receivables from related parties	85,619	-	-
		TSMC Solar North America	1	Net revenue from sale of goods	6,372	-	-
				Receivables from related parties	6,318	-	-
		TSMC Partners	3	Finance costs	5,233	-	-
				Other payables to related parties	3,291,392	-	-
4	TSMC SSL	TSMC Partners	3	Other payables to related parties	597,991	-	-
		TSMC China	3	Net revenue from sale of goods	3,197	-	-

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

(Concluded)

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2014			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/ Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2014 (Foreign Currencies in Thousands)	December 31, 2013 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$42,327,245	$42,327,245	1	100	$64,609,321	$93,293	$93,293	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry	31,456,130	31,456,130	988,268	100	43,912,641	982,072	982,125	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	11,786,871	13,232,288	546,223	33	9,205,352	2,665,771	885,867	Associate
	SSMC	Singapore	Fabrication and supply of integrated circuits	5,120,028	5,120,028	314	39	6,940,820	2,540,544	985,478	Associate
	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products	11,180,000	11,180,000	1,118,000	99	3,882,201	(660,694)	(653,196)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Selling and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	3,757,434	(53,385)	(53,385)	Subsidiary
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems	5,546,744	5,546,744	554,674	92	1,246,459	(981,710)	(908,460)	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging service	1,357,890	1,357,890	94,950	40	1,875,195	202,791	57,902	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,022,092	253,146	89,119	Associate
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,813,466	1,908,912	-	98	824,495	21,624	21,205	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	602,454	596,514	-	98	443,893	(4,683)	(4,590)	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing and engineering supporting activities	15,749	15,749	-	100	309,333	20,626	20,626	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	844,775	841,757	-	99.5	146,399	(1,797)	(1,788)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	132,935	3,248	3,248	Subsidiary
	TSMC GN	Taipei, Taiwan	Investment activities	150,000	150,000	-	100	48,143	(17,204)	(17,204)	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and technical supporting activities	13,656	13,656	80	100	32,736	1,962	1,962	Subsidiary

TSMC Solar	Motech	New Taipei, Taiwan	Manufacturing and sales of solar cells, crystalline silicon solar cell, and test and measurement instruments and design and construction of solar power systems	6,228,661	6,228,661	87,480	20	3,745,429	180,296	Note 2	Associate
	TSMC Solar Europe	Amsterdam, the Netherlands	Investing in solar related business	504,107	504,107	-	100	14,297	(75,342)	Note 2	Subsidiary
	TSMC Solar NA	Delaware, U.S.A.	Selling and marketing of solar related products	205,772	205,772	1	100	(5,969)	(14,447)	Note 2	Subsidiary

TSMC SSL	TSMC Lighting NA	Delaware, U.S.A.	Selling and marketing of solid state lighting related products	3,133	3,133	1	100	2,873	(6)	Note 2	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2014				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)		Share of Profits/ Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				June 30, 2014 (Foreign Currencies in Thousands)		December 31, 2013 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Partners	TSMC Development	Delaware, U.S.A.	Investment activities	$ (US$	0.03 0.001)	$ (US$	0.03 0.001)	-	100	$ (US$	21,373,155 715,875)	$ (US$	728,094 24,121)	Note 2	Subsidiary
	VisEra Holding	Cayman Islands	Investing in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	(US$	1,283,808 43,000)	(US$	1,283,808 43,000)	43,000	49	(US$	3,570,515 119,591)	(US$	141,424 4,685)	Note 2	Jointly controlled entity
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	(US$	0.03 0.001)	(US$	0.03 0.001)	-	100	(US$	416,627 13,955)	(US$	29,248 969)	Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	277,631 9,299)	(US$	422,552 14,153)	14,153	97	(US$	219,450 7,350)	(US$	42,967 1,423)	Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	17,406 583)	(US$	23,497 787)	787	97	(US$	16,578 555)	(US$	(848) (28))	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	68,669 2,300)	(US$	68,669 2,300)	2,300	100	(US$	150,075 5,027)	(US$	7,193 238)	Note 2	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	(US$	895,680 30,000)	(US$	2,388,480 80,000)	293,637	100	(US$	6,596,716 220,951)	(US$	685,179 22,699)	Note 2	Subsidiary

VTAF III	Mutual-Pak Technology Co., Ltd.	New Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	(US$	155,609 5,212)	(US$	155,609 5,212)	15,643	58	(US$	34,484 1,155)	(US$	(3,334) (110))	Note 2	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	63,593 2,130)	(US$	63,593 2,130)	-	100	(US$	16,467 552)	(US$	(1,660) (55))	Note 2	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	62		-		-	Note 2	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	31		-		-	Note 2	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		-		-	-	7		-		-	Note 2	Subsidiary

TSMC Solar Europe	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	(EUR	505,300 12,400)	(EUR	505,300 12,400)	-	100	(EUR	18,066 443)	(EUR	(68,462) (1,651))	Note 2	Subsidiary

TSMC GN	TSMC Solar	Tai-Chung, Taiwan	Engaged in researching, developing, designing, manufacturing and selling renewable energy and saving related technologies and products		53,092		52,498	5,309	-		18,332		(660,694)	Note 2	Associate
	TSMC SSL	Hsin-Chu, Taiwan	Engaged in researching, developing, designing, manufacturing and selling solid state lighting devices and related applications products and systems		86,549		54,359	8,655	1		19,476		(981,710)	Note 2	Associate

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

Note 3:	Please refer to Table 10 for information on investment in Mainland China.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE SIX MONTHS ENDED JUNE 30, 2014

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products		Method of Investment	Accumulated	Investment Flows		Accumulated
		Total Amount of Paid-in Capital (Foreign Currencies in Thousands)		Outflow of Investment from Taiwan as of January 1, 2014 (US$ in Thousands)	Outflow	Inflow	Outflow of Investment from Taiwan as of June 30, 2014 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of June 30, 2014	Accumulated Inward Remittance of Earnings as of June 30, 2014
TSMC China	Manufacturing and selling of integrated circuits at the order of and pursuant to product design specifications provided by customers	$ 18,939,667 (RMB 4,502,080)	(Note 1)	$ 18,939,667 (US$ 596,000)	$-	$-	$ (US$	18,939,667 596,000)	$2,801,700	100%	$2,635,734 (Note 2)	$26,034,876	$-

Accumulated Investment in Mainland China as of June 30, 2014 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment (US$ in Thousands)
$ 18,939,667 (US$ 596,000)	$ 18,939,667 (US$ 596,000)	$ 18,939,667 (US$ 596,000)

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China.

Note 2:	Amount was recognized based on the reviewed financial statements.